Exhibit 10.2

CONFIDENTIAL TREATMENT

Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. Such Portions are marked “[*]” in this document; they have been filed separately with the Commission.

SALE AND PURCHASE AGREEMENT

of May 13, 2008

by and among

“HAMEICO” FRUIT TRADE GMBH

Breitenweg 29-33,

28195 Bremen,

Germany

(hereinafter also referred to as the “Seller”),

with the acknowledgement of

Chiquita Brands International, Inc.,

250 East Fifth Street,

Cincinnati, OH 45202,

United States of America

and

UNIVEG FRUIT & VEGETABLES B.V.

Middel Broekweg 29,

2675KB Honselersdijk,

The Netherlands

(hereinafter also referred to as the “Purchaser”),

with the acknowledgement of

De Weide Blik N.V.,

Strijbroek 10,

2860 Sint-Katelijne-Waver, Belgium

the Seller and the Purchaser hereinafter collectively referred to as the “Parties”,

and each of them as a “Party”.

Preamble

WHEREAS, the Seller is a limited liability company organized under German law with registered offices in Bremen, Germany, and registered in the commercial register of the local court (Amtsgericht) Bremen under HRB 12786;

WHEREAS, the Purchaser is a limited liability company (Besloten vennootschap) organized under the law of the Netherlands with registered offices in Honselersdijk, the Netherlands, and registered in the commercial register of the chamber of commerce of Den Haag (Kamer van Koophandel voor Den Haag) under file number 29042645 and an indirect subsidiary ofDe Weide Blik N.V., Belgium;

WHEREAS, Atlanta AG, a stock company organized under German law with registered offices in Breitenweg 29-33, 28195 Bremen, Germany, and registered in the commercial register of the local court (Amtsgericht) Bremen under HRB 12008 (hereinafter referred to as the “Company”), carries out directly and through its subsidiaries the business of ripening, pre-packing, trade and distribution of fruits and vegetables and other related services (such business hereinafter also referred to as the “Business”);

WHEREAS, the Seller has determined to sell its entire shareholding in the Company and the Purchaser wishes to acquire such shareholding in accordance with the terms and conditions set out in this sale and purchase agreement (hereinafter referred to as the “Agreement”). The date on which this Agreement is signed shall hereinafter be referred to as the “Signing Date”;

WHEREAS, the Seller intends further to sell and the Company is intended to acquire rights with regard to two buildings in accordance with the terms and conditions set out in this Agreement, one of such buildings being located in Cologne and the other in Munich;

WHEREAS, the Seller intends to transfer the remaining shareholding in Meneu Distribution S.A. to the Company prior to the Closing Date.

WHEREAS, the Company and its Business have been described in detail in a confidential offering memorandum prepared by Taylor Companies of October 2007 (hereinafter referred to as the “Offering Memorandum”), which has been made available to the Purchaser prior to the negotiation and execution of this Agreement;

WHEREAS, prior to the negotiation and execution of this Agreement, the Purchaser has further conducted a thorough due diligence investigation on (i) the business, financial and legal matters concerning the Company and its subsidiaries and (ii) the two aforementioned building rights;

NOW, THEREFORE, the Parties hereto agree as follows:

SECTION 1

CORPORATE OWNERSHIP / STRUCTURE OF THE ACQUISITION

1.1	Particulars of the Company

Atlanta AG is a stock company (Aktiengesellschaft) organized under the laws of Germany with registered offices in Breitenweg 29-33, 28195 Bremen, Germany, and registered in the commercial register of the local court (Amtsgericht) Bremen under HRB 12008.

1.2	Share Capital of the Company

The registered share capital (Stammkapital) of the Company amounts to EUR 48,805,000.00 (forty eight million eight hundred and five thousand Euros) (hereinafter referred to as the “Registered Share Capital”) which consists of 976,000 ordinary shares (Stammaktien) with a nominal value (Nennbetrag) of EUR 50.00 (fifty Euros) and 100 registered preference shares (Namens-Vorzugsaktien) with a nominal value (Nennbetrag) of EUR 50.00 (fifty Euros) (hereinafter collectively referred to as the “Company Shares”), which are held by the Seller.

1.3	Subsidiaries of the Company

1.3.1	The Company holds shares in its directly or indirectly wholly-owned subsidiaries as listed in Annex 1.3.1 (hereinafter collectively referred to as the “wholly-owned Subsidiaries”, and each of them as a “wholly-owned Subsidiary”). The Company and the wholly-owned Subsidiaries are hereinafter referred to as the “Group Companies”. The Company Shares and the shares in the wholly-owned Subsidiaries are hereinafter collectively referred to as the “Group Companies’ Shares”. For the avoidance of doubt, irrespective of the fact that Meneu Distribucion S.A. will become a wholly-owned subsidiary of the Company prior to the Closing, for all purposes of this Agreement it shall not be considered as a “wholly-owned Subsidiary” or a “Group Company”.

1.3.2	The Company holds shares in its directly or indirectly majority-owned subsidiaries as listed in Annex 1.3.2 (hereinafter collectively referred to as the “majority-owned Subsidiaries”, and each of them as a “majority-owned Subsidiary”).

1.4	Cash Pooling Arrangements; Intra-Group Financing

1.4.1	The Company is party to a cash pooling arrangement with Chiquita Banana Company B.V. Any balance under this cash pooling arrangement will be settled as set out in Section 1.4.2 below, and the cash pooling arrangement will be terminated, on or before the Closing Date.

1.4.2	For the purpose of settling any claims (including from loans, borrowings or claims arising from operational agreements, together referred to as “Claims”) of the Seller or any of its Affiliates (other than the Group Companies) (such entities together referred to as the “Seller Group Companies” or the “Seller’s Group”) against one or more of the Group Companies, the Seller shall acquire from the other Seller Group Companies all such Claims, set off (subject to the following sentence) the aggregate amount of the Claims of the Seller’s Group’s (including its own) against any Claims that any of the Group Companies may have against the Seller Group Companies, and transfer any remaining balance to the Purchaser pursuant to Section 2.1 (the “Shareholder Claim”). Such acquisition and transfer of Shareholder Claims will be implemented by the Seller VAT neutral for the Purchaser and the Group Companies. If prior to the Closing, the Company has not completed the sale of shares of Atabel, such set-off shall be effected so that an amount of EUR [*] remains due from the Company to the Seller and will be payable to the Seller upon completion of the sale of Atabel. In the event that the sale and transfer of Atabel generates a net amount of less than EUR [*] only such lower amount shall be due.

SECTION 2

SALE AND PURCHASE; RIGHTS TO PROFITS;

BASE PURCHASE PRICE; CONDITIONS OF PAYMENT

2.1	Sale and Purchase of the Shares; Right to Profits

2.1.1	The Seller hereby sells, and the Purchaser hereby purchases, upon the terms and conditions of this Agreement and with legal effect as of the Closing Date, 24:00 hours CET, the Company Shares.

2.1.2	The sale and purchase of the Company Shares hereunder shall include any and all rights pertaining to the Company Shares, including without limitation, the rights to receive dividends (Gewinnbezugsrechte) for any time period up to the Closing Date. The sale and purchase of the Company Shares shall further include the Shareholder Claim.

2.1.3	The Seller and the Purchaser agree that the Company Shares sold and purchased hereunder are not transferred by virtue of this Agreement but will be transferred (together with the Shareholder Claim) with effect in rem at the Closing by means of a separate transfer deed substantially in the form as attached hereto as Annex 2.1.3.

2.2	Sale and Purchase of Building Rights

2.2.1	The Seller shall sell and shall procure that the Company purchases, upon the terms and conditions of this Agreement and with legal and economic effect as of the Closing Date, 24:00 hours CET, (i) the usage right with regard to the building on the real estate located in Cologne pertaining to the Business as identified in Annex 2.2.1 (a) and (ii) the building on the real estate located in Munich pertaining to the Business as identified in Annex 2.2.1 (b) (such real estate interests hereinafter referred to as the “Sold Building Rights”).

2.2.2	The sale and transfer of the Sold Building Rights shall be effected on the Closing Date by virtue of a separate sale and transfer agreement to be executed between the Seller and the Company substantially in the form attached hereto as Annex 2.2.2 (such agreement hereinafter referred to as the “Building Rights Sale and Transfer Agreement”).

2.3	Base Purchase Price

2.3.1	The Base Purchase Price to be paid by the Purchaser to the Seller for the Company Shares, the Shareholder Claim and the Building Rights shall be the sum of:

(a)	EUR [*],

(b)	an increase equal to the amount of combined Net Cash (Debt) of the Company and Meneu Distribucion S.A. at the Measurement Date, if positive, or a decrease equal to such amount if negative,

(c)	an increase equal to the amount of the Company’s Consolidated Working Capital at the Measurement Date in excess of EUR [*], or a decrease equal to the amount by Consolidated Working Capital is less than EUR [*] (Euro [*]). Consolidated Working Capital is defined in Section 2.3.3, and a sample computation is provided as part of the sample of the Closing Net Financial Position in Annex 2.3.2.

out of which an amount of EUR [*] (Euro [*]) shall constitute the purchase price for the Building Rights, the nominal amount of the Shareholder Claim shall constitute the purchase price for the Shareholder Claim (provided that if the Measurement Date does not coincide with the Closing Date pursuant to Section 4.1, then the Parties shall review the business of the Group Companies between the Measurement Date and the Closing Date and agree in good faith on the amount of the Shareholder Claim as of the Closing Date for the purposes of this Section 2.3.1) and the remainder shall constitute the purchase price for the Company Shares. The Parties agree that, by paying the Base Purchase Price, the Purchaser also discharges the obligation of the Company towards the Seller to pay the purchase price under the Building Rights Sale and Transfer Agreement. For avoidance of doubt, the Base Purchase Price includes consideration for the outstanding capital stock of Meneu Distribution S.A. not yet owned by the Company, but which will be transferred by the Seller from one of its affiliates in accordance with Section 4.2.

2.3.2	The Seller will determine and provide to the Purchaser as soon as practicable following fulfillment of all Closing Conditions, but not later than two (2) Business Days before the Closing Date (Section 4.1), a good faith estimate of the Base Purchase Price and a good faith estimate of the net financial position of the Group (including the Consolidated Working Capital) as of the Measurement Date according to the format attached as Annex 2.3.2 (the “Closing Net Financial Position”) under the assumption that all intercompany balances with Seller Group Companies will be considered in the Shareholder Claim as defined in Section 1.4.2.

2.3.3	“Cash” means, at any time, cash allocated at that time to an account in the name of any subsidiary of the Company with a bank and to which such member of the Company is alone beneficially entitled provided that

(a)	such cash is repayable on demand; and

(b)	repayment of such cash is not contingent on the prior discharge of any indebtedness of any Company’s subsidiary or of any person whatsoever or on the satisfaction of any other condition.

“Cash Equivalents” means

(a)	securities with maturities less than 12 months from the date of acquisition issued or fully guaranteed or insured which is rated at least AA by Standard & Poor’s Rating Group or Aa2 by Moody’s Investors Service, Inc.;

(b)	commercial paper or other debt security issued by an issuer rated at least A-1 by Standard & Poor’s Rating Group or P-1 by Moody’s Investors Service, Inc.;

(c)	certificates of deposit of any commercial bank (which has outstanding debt securities rated as referred to in lit. (b) above) and having maturities of less than 12 months; and

(d)	cheques received from customers provided that these are not subject to a collection issue.

“Consolidated Working Capital” means the aggregate of inventories, short term accounts receivable – trade, other receivables, other current assets and prepaid expenses, less the aggregate of accounts payable and accrued liabilities (calculation as shown in Annex 2.3.2).

“Financial Indebtedness” means, without double counting, any indebtedness for or in respect of

•	moneys borrowed;

•	any amount raised by acceptance under any acceptance credit facility;

•	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

•

the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with any relevant accounting principles consistently applied, be treated as a finance or capital lease;

•	the amount of any liability in respect of any advance or deferred purchase agreement if one of the primary reasons for entering into such agreement is to raise finance;

•	any agreement or option to re-acquire an asset if one of the primary reasons for entering into such agreement or option is to raise finance;

•	any documentary credit facility;

•

any interest, rate swap, currency swap, forward foreign exchange transaction, cap, floor, collar or option transaction or any other treasury transaction or any combination thereof or any other transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and the amount of the Financial Indebtedness in relation to any such transaction shall be calculated by reference to the mark-to-market valuation of such transaction at the relevant time);

•	any guarantee, indemnity, bond, standby letter of credit or any other instrument issued in connection with the performance of any contract or other obligation of an unrelated third party;

•	the amount of deferred payments for long-life assets ;

•	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in the paragraphs above;

•

any taxes due or not due but triggered in the period between the end of the fiscal year and the Measurement Date; provided that all transfer taxes (including real estate transfer taxes) and any other charges and costs which result from the Building Rights Sale and Transfer Agreement shall not constitute Financial Indebtedness;

•	any (net) liability against related parties and former shareholders; or

•	debts following the on-balance recording of factoring for the avoidance of doubt part of notes payable as per the Closing Net Financial Position included in Annex 2.3.2.

“Net Cash (Debt)” means the sum of the aggregate outstanding principal, capital amount or accrued interest of all Financial Indebtedness on a consolidated basis based on US GAAP consistently applied, and the aggregate of all Cash and Cash Equivalents on a consolidated basis based on US GAAP consistently applied. For the avoidance of doubt, in calculating the sum Cash is considered to be a positive amount and Debt is considered to be a negative amount.

2.4	Base Purchase Price and Adjustment

2.4.1	The good faith estimate of the Base Purchase Price as provided by the Seller pursuant to Section 2.3.2 shall (without further review by the Purchaser) be the amount payable by the Purchaser to the Seller at the Closing (the “Preliminary Purchase Price”), provided, however, that in no event shall the Preliminary Purchase Price be higher than EUR 58,000,000.00.

2.4.2

Within ten (10) Business Days following the Closing, Seller shall provide to the Purchaser its final draft computation of the Closing Net Financial Position as of the Measurement Date together with its final draft computation of the Base Purchase Price. Purchaser shall review such draft computation of the Base Purchase Price within ten (10) Business Days. In case the Purchaser does not contest the draft computation within such period, the Base Purchase Price as computed by Seller shall be the final Base Purchase Price. In case the Purchaser contests that the draft computation of the Base Purchase Price so provided by the Seller were not prepared in accordance with the terms and provisions hereof, the Purchaser shall within ten (10) Business Days submit to the Seller with copy to Ernst & Young or such other recognized international accounting firm as appointed by both Parties (the “Independent Accountant”) a written statement which incorporates a revised version of the Base Purchase Price (the “Revised Base Purchase Price”) reflecting the changes as are required in the opinion of the Purchaser to comply with the provisions of this Agreement.

2.4.2	In the event that Purchaser submits a Revised Base Purchase Price, the Parties shall use their best efforts to reach an agreement with regard to the objections made in respect of the Revised Base Purchase Price within an additional period of ten (10) Business Days after receipt of such Revised Base Purchase Price by the Seller. Failing such agreement the Independent Accountant as arbitrator shall take a decision upon the written request of either Party within ten (10) Business Days after receipt of such request. Such decision being final and binding upon both Parties (meaning that the amount determined by the Independent Accountantshall constitute the final Base Purchase Price) and also including a decision on the bearing of the costs of the Independent Accountantin accordance with the decision taken, applying mutatis mutandis, Sections 91 et seq. of the German Code of Civil Procedure (Zivilprozessordnung). Each Party shall bear its own costs incurred in connection with this procedure.

The Parties shall procure that the Independent Accountant is given access to the premises of the Company and its books and records and that employees of the Company and the Parties are available to provide support in connection with such review.

2.4.3	The Closing Net Financial Position shall be determined in accordance with past practice of the Company and calculated in accordance with Annex 2.3.2.

2.4.4	After the Closing, in addition to the Base Purchase Price the Purchaser is obliged to pay additional consideration for the Company Shares (the “Additional Purchase Price”) based upon the occurrence of certain triggering events and in amounts as determined according to Annex 2.4.4.

2.5	Due Date; Interest

2.5.1	The Preliminary Purchase Price shall become due and payable at the Closing. Out of the Preliminary Purchase Price, an amount of EUR 5,500,000 (Euro five million five hundred thousand) shall be paid to the account of the Escrow Agent and the remainder shall be paid to the account of the Seller according to Section 2.6 .

2.5.2	Any difference between the Preliminary Purchase Price and the final Base Purchase Price is due and payable five (5) Business Days after the Base Purchase Price has become final either because the period in Section 2.4.2 has elapsed and the Purchaser has not contested the draft Base Purchase Price or pursuant to a final and binding decision of the Independent Accountant.

2.5.3	The Additional Purchase Price, if any, shall become due and payable five (5) Business Days after a triggering event to the account of the Seller according to Section 2.6.

2.5.4	Any failure by either Party to make any payment under this Agreement when it is due shall result in such Party’s immediate default (Verzug), without any notice or reminder by the respective Party being required, and the respective amount shall bear interest at a rate which is the higher of (i) [*] % p.a. or (ii) [*] basis points above the rate at which euro interbank term deposits are offered by one prime bank to another prime bank for three-month periods as published at 11.00 a.m. CET on the Reuters pages 248 – 249.

2.5.5	All interest shall be calculated on the basis of actual days elapsed and a calendar year with 365 days.

2.6	Payments under this Agreement

2.6.1	Unless otherwise agreed, any payments under this Agreement to be made to the Seller (together with any interest thereupon) shall be paid in Euro by way of bank transfer in immediately available funds (mit gleichtägiger Gutschrift) free of any costs and fees into the Seller’s account no. […] at […] Bank (Sort Code (Bankleitzahl) […], SWIFT […], IBAN […]) or any other account to be nominated by the Seller to the Purchaser in writing.

2.6.2	Unless otherwise agreed, any payments under this Agreement to be made to the Purchaser (together with any interest thereupon) shall be paid in Euro by way of bank transfer in immediately available funds (mit gleichtägiger Gutschrift) free of any costs and fees into the Purchaser’s account no. […] at […] Bank (Sort Code (Bankleitzahl) […], SWIFT […], IBAN […]) or any other account to be nominated by the Purchaser to the Seller in writing.

2.6.3	Unless otherwise agreed, any payments under this Agreement to be made to the Escrow Agent (together with any interest thereupon) shall be paid in Euro by way of bank transfer in immediately available funds (mit gleichtägiger Gutschrift) free of any costs and fees into the Escrow Agent’s account no. […] at […] Bank (Sort Code (Bankleitzahl) […], SWIFT […], IBAN […]) or any other account to be nominated by the Escrow Agent in writing.

2.7	No Right to Set-off

Any right of the Parties to set-off and/or to withhold any payments due under this Agreement is hereby expressly waived and excluded except for claims which are undisputed or res iudicatae.

2.8	Parent Guarantees

2.8.1	At the Signing Date, the Purchaser handed over to the Seller a parent guarantee with regard to Purchaser’s obligations under this Agreement up to a maximum amount of EUR [*] ([*] Euro) (the “Purchaser Parent Guarantee”). A copy of the Purchaser Parent Guarantee is attached to this Agreement as Annex 2.8.1.

2.8.2	At the Closing, Seller shall hand to Purchaser a parent guarantee with regard to Seller’s potential liabilities pursuant to Sections 5 to 9 of this Agreement in an amount of EUR [*] ([*] Euro) (the “Seller Parent Guarantee”). A copy of the Seller Parent Guarantee is attached to this Agreement as Annex 2.8.2.

2.9	Escrow Account

2.9.1	As escrow agent shall serve a Bremen based notary public as selected by the Seller (“Notary Public”, also referred to as the “Escrow Agent”).

2.9.2	The Notary Public is hereby irrevocably instructed by the Parties to release any amount from the Escrow Account (the amount held at any time in the Escrow Account pursuant to these rules to be referred to as the “Escrow Amount”) during 18 months after the Closing

(a)	to the Purchaser if the Seller informs the Notary Public in written form to release the whole or portions of the Escrow Amount to the Purchaser, or

(ii)	to the Seller if the Purchaser informs the Notary Public in written form to release the whole or portions of the Escrow Amount to the Seller, or

(iii)	to the Purchaser if the Purchaser provides the original of a final and non-contestable judgement by the Courts in Bremen confirming that a warranty or indemnity claim under this Agreement has resulted in a payment obligation by the Seller, evidencing the amount of the payment obligation.

2.9.3	The Notary Public is hereby irrevocably instructed by the Parties to release any remaining Escrow Amount (i.e. remaining after any releases pursuant to Section 2.9.2) on the date of the expiry of an18 months period after the Closing to the Seller if and to the extent he has not received prior to this date a written notification by the Purchaser that a warranty or indemnification claim under this Agreement has been filed (rechtshängig gemacht) with the Courts in Bremen. In such case the relevant amount as set out below will be kept in the Escrow Account until

(a)	the Purchaser informs the Notary Public in written form to release the whole or portions of the (remaining) Escrow Amount to the Seller, or

(b)	the Seller informs the Notary Public in written form to release the whole or portions of the (remaining) amount to the Purchaser, or

(c)	any Party provides a final and non-contestable judgement in its favour with regard to such warranty or indemnification claim (or, in the case of Seller, evidence that Purchaser has withdrawn such warranty or indemnification claim) in which case the respective amount will be released to the respective Party.

The sum to remain in the Escrow Account shall amount to either (i) the amount of the filed claim as evidenced by the relevant filed documents or (ii) the amount mutually agreed between the Parties.

2.9.4	The relevant account for any payment to be made pursuant to this Section 2.9 shall be the accounts listed in Section 2.6.

2.9.5	The Parties hereby irrevocably instruct the Notary Public to invest the amount in the Escrow Account as further instructed in writing by the Seller. Any interest, dividend, realisation of profit or other return on the amount in the Escrow Account shall be for the benefit of the Seller and shall be paid out to the Seller without undue delay after being credited to the Escrow Account.

2.9.6	The fees of the Escrow Agent shall be shared in two equal portions between the Seller and the Purchaser.

SECTION 3

FINANCIAL STATEMENTS

3.1	Accounts

The Seller has delivered to the Purchaser, in each case with regard to the financial years 2006 and 2007, (i) individual financial statements of certain of the Group Companies prepared for statutory reporting purposes and (ii) a consolidated balance sheet and income statement of the Seller prepared for consolidation purposes of Chiquita Brands International, Inc. (the “HFT Consolidated Accounts”), set forth in Annex 3.1 (together the “Accounts”). The Accounts have been prepared in accordance with the requirements of relevant laws and relevant generally accepted accounting principles in force as of the relevant dates and in accordance with past practice of the Group Companies and the majority-owned Subsidiaries.

3.2	Consistency

The HFT Consolidated Accounts as of 31 December 2007 (i) have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements of Chiquita Brands International, Inc. and, except as explained in Annex 3.2, are fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole, and (ii) Ernst & Young as auditor of Chiquita Brands International, Inc. has provided a confirmative statement to sub-sentence (i).

SECTION 4

CLOSING; CLOSING CONDITION

4.1	Closing Date; Closing

4.1.1

Unless otherwise agreed by the Parties, the “Closing Date” shall be 24:00 hours CET on either (a) not later than the third (3) Business Day after the day on which the Closing Conditions have been satisfied or (b), if the date pursuant to (a) would be after the 5th Business Day of a calendar month, on the last day of such calendar month. Unless otherwise agreed, the Parties shall effect the consummation of the transactions contemplated by this Agreement (herein referred to as the “Closing”) on either the Closing Date (in the case of (a) above) or on the last Business Day of the relevant month (in the case of (b) above), in each case with legal effect as of the Closing Date. The Closing shall take place at the place as agreed upon by the Parties.

4.1.2	“Measurement Date” shall be

(a)	in the case of Section 4.1.1(a) above the last day of the calendar month preceding the Closing Date; or

(b)	in the case of Section 4.1.1(b) above the Closing Date.

4.2	Closing Conditions

4.2.1	The obligations of the Seller and the Purchaser to carry out the Closing shall be subject to the satisfaction of the following conditions to Closing (heretofore and hereinafter collectively referred to as the “Closing Conditions”):

(a)	the European Commission (the Commission) indicating, in terms reasonably satisfactory to the Purchaser, that:

(i)	a derogation has been granted pursuant to Article 7(3) of Council Regulation (EC) No. 139/2004 (the Regulation) from the obligation in Article 7(1) of the Regulation not to complete the Transaction before clearance has been obtained under the Regulation;

(ii)	the arrangement notified does not fall within the scope of the Regulation pursuant to Article 6(1)(a) of the Regulation; or

(iii)	the concentration (or that part of the concentration which has not been referred to national authorities pursuant to Article 4(4) or Article 9 of the Regulation) is compatible with the common market pursuant to Article(s) 6(1)(b), 8(1) or 8(2) of the Regulation whether unconditionally or subject to such conditions, obligations, undertakings or modifications as the decision may identify or being deemed to have so indicated under Article 10(6) of the Regulation; and

(b)	if, prior to sub-clause (a) being satisfied, the Commission makes a referral in whole or in part under Article 4(4) or Article 9 of the Regulation to a competent authority of one or more Member States whose laws prohibit the parties from completing the Transaction before clearance is obtained under national merger control, such clearance being obtained whether unconditionally or subject to such conditions, obligations, undertakings or modifications as the decision may identify in terms reasonably satisfactory to the Purchaser.

4.2.2	No material adverse change has occurred between the Signing Date and the Closing Date or is, upon application of reasonable best judgment, very likely (überwiegend wahrscheinlich) to occur, and has not been remedied by Seller, provided that Seller shall in any event have at least 10 Business Days from becoming aware of the relevant event to procure remediation before Purchaser is entitled to invoke this Section 4.2.2). Material shall mean [*] (“Material Adverse Change”).

4.2.3	[*]

4.2.4	No fine has been imposed against any of the Group Companies with regard to any pending antitrust investigation which can result in penalties of more than EUR [*] for the Group Companies, provided that Seller shall be entitled to remedy any such event (including by an undertaking to indemnify Purchaser from any risks associated therewith, supported by a guarantee (Bürgschaft) from Chiquita Brands, L.L.C.) and shall in any event have at least 10 Business Days from becoming aware of the relevant event to procure remediation before Purchaser is entitled to invoke this Section 4.2.4).

4.2.5	Certain Seller’s Group Companies and Group Companies have signed the banana ripening and distribution agreement (“Banana Ripening and Distribution Agreement”) as attached hereto as Annex 4.2.5.

4.2.6	Chiquita Banana Company B.V. has transferred its remaining shareholding in Meneu Distribution S.A. to one of the Group Companies or to an entity of the Purchaser’s Group at a price and under conditions approved by the Purchaser.

4.3	Obligations with Respect to the Closing Condition

4.3.1	The Purchaser undertakes to use its best endeavours to ensure that the Closing Condition in clause 4.2.1 is fulfilled as soon as is reasonably practicable. In particular (and without prejudice to the generality of the foregoing), the Purchaser shall

(a)	procure the filing of Form CO in a form reasonably acceptable to the Seller with the Commission as soon as practicable after the date of this Agreement and

(b)	not enter into (and will procure that no member of the Purchaser’s Group enters into) any other agreement or arrangement where the effect of any such agreement or arrangement is likely to affect, delay, impede or in any respect prejudice the fulfillment of the conditions precedent in clause 4.2.1.

4.3.2	The Seller shall, and shall procure that its advisers shall, co-operate with the Purchaser in providing to the Purchaser such assistance as is reasonably necessary and it is reasonably able to provide, and to provide to the Commission such information as may reasonably be necessary and it is reasonably able to provide to ensure that

(a)	the Transaction (consisting of (i) this Agreement and (ii) the Banana Ripening and Distribution Agreement) (the Transaction) is validly and promptly notified to the Commission under the Regulation and Commission Regulation (EC) No. 802/2004; and

(b)	any request for information from the Commission is fulfilled promptly and in any event in accordance with any relevant time limit, and that, where practicable, it provides copies of any proposed communication with the Commission in relation to the Transaction to the Purchaser and that (acting reasonably) it takes due consideration of any reasonable comments that the Purchaser may have in relation to such proposed communication, provided that the Seller shall not be required to provide the Purchaser with any confidential information or business secrets relating to the Group.

4.3.3	The Seller undertakes to use its best endeavours to ensure that the Closing Condition in Section 4.2.5 is fulfilled as soon as reasonably practicable.

4.3.4	The Purchaser shall

(a)	promptly notify the Seller of any communication (whether written or oral) from the Commission or any other governmental department or regulatory authority (each a Regulatory Authority);

(b)	give the Seller reasonable notice of all meetings and telephone calls with any Regulatory Authority and give the Seller reasonable opportunity to participate thereat (save to the extent that a Regulatory Authority expressly requests that the Seller should not be present at the meeting or part or parts of the meeting); and

(c)	provide the Seller with drafts of all written communications intended to be sent to any Regulatory Authority, give the Seller a reasonable opportunity to comment thereon, not send such communications without the prior approval of the Seller (such approval not to be unreasonably withheld) and provide the Seller with final copies of all such communications (save that in relation to all disclosure under this sub-clause, business secrets and other confidential material may be redacted so long as the Purchaser acts reasonably in identifying such material for redaction).

4.4	Consequences of Non-Satisfaction of the Closing Condition

4.4.1	If the Closing has not occurred, at the latest, on 1 November 2008, each of the Parties may terminate this Agreement by giving a notice to the other Parties. If this Agreement is terminated in accordance with this Section, this Agreement shall cease to have force and effect and shall not create any binding obligation between the Parties except that Sections 13 (Confidentiality), 15 (Taxes and Costs), 16 (Notices) and 17 (Miscellaneous) shall remain in force and effect. In all other circumstances, the Purchaser shall not be entitled to terminate (or rescind) this Agreement (whether before or after Closing); this shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation.

4.4.2	If all Closing Conditions have been fulfilled and the Purchaser or the Seller rejects to execute the Closing due to reasons attributable to (zu vertreten durch) the Purchaser or the Seller, respectively, the Party which has caused the reason for the non-closing of the Agreement shall pay an amount of EUR 7,000,000.00 (seven million Euros) as liquidated damages to the other Party (which shall be the final and conclusive damage of the Seller or the Purchaser as the case may be).

4.5	Actions at the Closing

At the Closing, the Parties shall simultaneously (Zug um Zug) take the following actions:

4.5.1	The Seller shall deliver to the Purchaser duly executed resignation letters, effective at or prior to the Closing Date, of those of the managing directors and members of the supervisory boards of the Group Companies’ as listed in Annex 4.5.1.

4.5.2	The Seller shall deliver to the Purchaser any required waivers under any relevant credit agreements of the Company and/or any Seller Group Company confirming the release of any encumbrances over the Group Companies’ Shares.

4.5.3	The Seller shall deliver to the Purchaser written confirmation that no Material Adverse Change has taken place.

4.5.4	[*]

4.5.5	The Seller shall deliver to the Purchaser the countersigned Banana Ripening and Distribution Agreement as attached hereto as Annex 4.2.5 between certain Group Companies on the one hand and certain Seller Group Companies on the other hand.

4.5.6	The Seller shall deliver to the Purchaser written confirmation that no fine has been imposed against any of the Group Companies with regard to any pending or threatened antitrust investigation which can result in penalties of more than EUR [*] for the Group Companies.

4.5.7	The Seller shall deliver to the Purchaser a certified copy of the validly executed share purchase and transfer agreement as set out in Section 4.2.6.

4.5.8	The Seller shall deliver to the Purchaser the executed Seller Parent Guarantee.

4.5.9	The Purchaser shall pay the Preliminary Purchase Price as set out in Section 2.5.1.

4.5.10	The Seller shall transfer the Company Shares and the Shareholder Claim to the Purchaser by way of a separate transfer deed as set out in Section 2.1.3.

4.5.11	The Seller shall sell and transfer the Sold Building Rights to the Company by way of a separate transfer deed as set out in Section 2.2.2.

SECTION 5

SELLER’S GUARANTEES

5.1	Form and Scope of Seller’s Guarantees

The Seller hereby guarantees to the Purchaser by way of an independent promise of guarantee pursuant to Section 311 para. 1 of the German Civil Code (selbständiges Garantieversprechen im Sinne des § 311 Abs. 1 BGB) within the scope and subject to the requirements and limitations provided in Section 6 hereof or otherwise in this Agreement that the statements set forth in this Section 5 are complete and correct as of the Signing Date and the Closing Date, except that those guarantees which are explicitly made as of a specific date shall be true and correct only as of such date. The Seller and the Purchaser agree and explicitly confirm that the guarantees in this Section 5 are not granted, and shall not be qualified and construed as, quality guarantees concerning the object of the purchase (Garantien für die Beschaffenheit der Sache) within the meaning of Sections 443, 444 of the German Civil Code, respectively, that Section 444 of the German Civil Code shall not and does not apply to the guarantees contained in this Section 5.

5.2	Seller’s Guarantees

5.2.1	Corporate Issues and Authority of the Seller

(1)	The statements in Section 1.1, 1.2 and 1.3 of this Agreement regarding the Company and its (wholly-owned and majority-owned) Subsidiaries are complete and correct. The Group Companies have been duly established and are validly existing under the laws of their respective jurisdiction. Annex 5.2.1 (1) contains a true and correct list of the articles of association (or equivalent documents) of the Group Companies that are in force at the Signing Date.

(2)	The Group Companies’ Shares have been validly issued, are fully paid in, either in cash or in kind, have not been repaid and will be at the Closing Date free from any encumbrances or other rights of third parties, and there are no pre-emptive rights, options, change of control clauses, voting arrangements or other rights of third parties to acquire any of the Group Companies’ Shares, in each case except under statutory law, under the articles of association (or equivalent documents) listed in Annex 5.2.1 (1) or under this Agreement. Correspondingly, the sale and transfer will not trigger any obligations by the Group Companies to acquire outstanding shares of majority-owned Subsidiaries.

(3)	At the Closing Date, the Seller is entitled to freely dispose of the Company Shares without such a disposal infringing any rights of a third party.

(4)	No insolvency proceedings have been applied for the Group Companies and none of the Group Companies is in a financial condition that a commencement of insolvency proceedings is required under the respective laws.

5.2.2	Financial Statements

(1)	The Accounts have been prepared in accordance with the requirements of relevant laws and relevant generally accepted accounting principles as set forth in Section 3.1 in force as of the relevant dates and in accordance with past practice of the Group Companies. The audited financial statements of the certain Group Companies referred to in Section 3.1 represent a true and fair view (ein den tatsächlichen Verhältnissen entsprechendes Bild) of the assets and liabilities (Vermögenslage), financial condition (Finanzlage) and results of operation (Ertragslage) of these companies as of 31 December 2006 respectively 31 December 2007.

(2)	Since 1 January 2008 the Group Companies conduct their business operations in the ordinary course of business and in substantially the same manner as before subject to any specific events referred to in this Agreement.

5.2.3	Real Property

(1)	The real properties owned by the Group Companies are listed in Annex 5.2.3 (1).

(2)	Annex 5.2.3 (2) contains a complete list of real property leased or rented by the Group Companies, whether as lessee or as lessor, with the respective lessee’s payment obligations under the lease agreements exceeding a value of EUR 100,000.00 p.a.

(3)	Any other real property used by the Group Companies but not listed in Annex 5.2.3 (1) or Annex 5.2.3 (2) is not material for the operation of the Business.

5.2.4	Other Assets

(1)

The assets owned or lawfully used by the Group Companies are sufficient and in a reasonably usable condition in order to continue the Business substantially in the same manner as conducted at the Signing Date, the Company has conducted all maintenance according to the past practice. The Group Companies will have either good title to, or lawful right to use, all assets set out in the Accounts, save for those, which will have been disposed of in the ordinary course of business after 31 December 2007, and those, which are the subject of finance leasing arrangements.

(2)	No assets of the Group Companies are pledged or encumbered with any third party rights at the Closing Date which serve as security for loans granted to the Seller or any related company of the Seller.

5.2.5	Intellectual Property Rights

(1)	Annex 5.2.5 (1) contains a list of patents, trademarks and other registered intellectual property rights owned by the Company and its Subsidiaries (hereinafter referred to as the “Intellectual Property Rights”).

(2)	Except as set out in Annex 5.2.5 (1), the Intellectual Property Rights are not subject to any pending (rechtshängig) proceedings for opposition, cancellation, revocation or rectification which may negatively affect the operation of the Business and, to Seller’s Knowledge, not being materially infringed by third parties. All fees necessary to maintain the Intellectual Property Rights have been paid, all necessary renewal applications have been filed and all other material steps necessary for their maintenance have been taken. To the Seller’s Knowledge, the Group Companies do not materially infringe any intellectual property rights of third parties.

5.2.6	Compliance with Laws and Permits

(1)	The Group Companies have conducted the Business in material compliance with all applicable laws with which non-compliance would have a material adverse effect.

(2)	None of the Group Companies has received any written notice during the past twelve months from any governmental authority or regulatory body with respect to a violation and/or failure to comply with any laws or regulations or requiring it to take or omit any action, which has had a material effect.

(3)

The Group Companies hold all permits and licenses which are required, if any, under applicable public laws (öffentliches Recht) in order to conduct the Business as presently conducted and which are material for the Business. To the Seller’s Knowledge, there are, until the Closing Date, no implications or threats of any revocation or restriction or subsequent orders relating to any such permits or licenses after the Closing Date, which would affect materially the

Business as a whole. Each Group Company conducts its part of the Business in compliance with all material provisions of such permits and licenses with which the non-compliance would have a material adverse effect with respect to the Business as a whole.

5.2.7	Material Agreements

Annex 5.2.7 contains a complete list of material agreements as described below to which a Group Company is a party and of which the main obligations have not yet been completely fulfilled (hereinafter referred to as the “Material Agreements”):

(1)	agreements relating to the acquisition or sale of interests in other companies or businesses;

(2)	rental and lease agreements relating to real estate which, individually, provide for annual payments of EUR 100,000.00 or more and which cannot be terminated by the Group Company on twelve months or less notice without penalty;

(3)	loan agreements, bonds, notes or any other instruments of debt involving any third party, which is not a Group Company, which are not related to the operation of the Business (i.e. for example not including financing instruments such as letters of credit) and, individually, exceed an amount of EUR 100,000.00 or more;

(4)	guarantees, indemnities, and suretyships issued for any debt of any third party (other than a Group Company) for an amount of EUR 250,000.00 or more and

(5)	any continuing obligations (other than described in Sections 5.2.7 (1) through 5.2.7 (4) which cannot be terminated with effect as of or prior to 31 December 2008 and which provide for annual obligations of a Group Company in excess of EUR 500,000.00.

Each of the Material Agreements is in full force and effect, and none of the Group Companies has received a notice of termination until the Closing Date and none of the Group Companies is in breach of any of the Material Agreements, which breach has a material effect, nor will the execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated herein result in a breach of, or constitute a default under any of the Material Agreements. To the Seller’s Knowledge, no party to any of the Material Agreements intends to cancel or otherwise terminate the relevant Material Agreement.

5.2.8	Employees

(1)	Annex 5.2.8 (1) contains, as of the Signing Date, an anonymised complete, accurate and true list of all full time and part-time employees employed by any of the Group Companies including any key employee as defined under Section 5.2.8.(9) (hereinafter all together referred to as “Employees”) and indicating the salary and bonus entitlement in 2008, the notice periods (only if deviating from statutory notice periods), the length of service and any post-contractual non-compete agreements.

(2)	Except as set forth in Annex 5.2.8 (2) there are no imminent changes in any Employee’s wages or other compensation, save and except for changes, commitments and agreements that may from time to time be made in the ordinary course of business or as required by applicable law or by any collective bargaining agreements.

(3)	Annex 5.2.8 (3) contains, as of the Signing Date, a list of material collective bargaining agreements, company practices providing for material financial benefits and material agreements with unions, workers’ councils and similar organizations and of all employee benefit plans (hereinafter referred to as “Collective Agreements”) which are directly, by reference or otherwise in whole or in part applicable to the Employees. No promises or commitments have been made by the Seller or any Group Company to the Employees, the unions and/or workers’ councils to amend any Collective Agreement, to increase or decrease benefits thereunder or to establish any new Collective Agreements. Except as set forth in Annex 5.2.8 (3) none of the Group Companies is member in an employers’ association (Arbeitgeberverband).

(4)	Except for provisions in Collective Agreements, no agreements with Employees, unions, workers’ councils or similar organizations exist guaranteeing employment (Beschäftigungssicherung), location (Standortsicherung) or protection against rationalization (Rationalisierungsschutz) for Employees.

(5)	The Group Companies do not have any liabilities under social plans or in the context of restructurings other than disclosed in Annex 5.2.8 (5). Reserves for outstanding restructuring related liabilities or costs incurred/to be incurred by restructuring measures were properly accrued and will be adequate to fund the restructuring costs

(6)	All remuneration payments, social security contributions, labour related taxes, insurance and similar payments have been made when due and all necessary filings and registrations relating to labour matters have been made.

(7)	Annex 5.2.8 (7) contains, as of the date hereof, a list of all Freelancers employed by the Group Companies setting forth with respect to each Freelancer (i) name, (ii) compensation claims, (iii) current salary/commission and (iv) notice period. There have never been any claims or proceedings related to fictitious self-employment (“Scheinselbständigkeit”).

(8)	The Group Companies have in relation to each of the Employees complied in all material respects with all statutes, regulations, codes of conduct, Collective Agreements, terms and conditions of employment, orders and awards relevant to their conditions or service or to its relations with employees or any recognised union or workers’ council, unless disclosed in Annex 5.2.8 (8).

(9)	Except as set forth in Annex 5.2.8 (9), as of the Signing Date, none of the Key Employees as defined in Annex 5.2.8 (9) has either given or received notice of termination of his or her employment or has entered into a termination agreement with any of the Group Companies or has received/made an offer of such an arrangement.

(10)	Annex 5.2.8 (11) contains, as of the Signing Date, a list of all Employees who have signed an old-age part-time agreement (Altersteilzeitvertrag). In the administration of these agreements the Group Companies have complied in all material respects with all statutes, regulations and laws applicable in this regard, and have especially paid all salaries and contributions due and secured payments against insolvency in a proper way. The Group Companies have properly accrued provisions for each active and passive Employee entitled under an old-age part-time agreement in accordance with the accounting standards applicable to the respective Group Company.

5.2.9	Pensions

(1)

Except for those insurance-related (versicherungsförmig) pension schemes which are based on salary conversion (hereinafter the “Salary Conversion Schemes”) the documents relating to all and each of the pension schemes (collectively and individually agreed) applicable to the Employees, former employees (including managing directors/board members) or pensioners of the Group Companies or of any predecessor in business of the Group Companies (hereinafter the “Schemes”) made available to the Purchaser or its advisers are complete and accurate, in particular they contain full details of all benefits provided by and the terms of the Schemes, including (but without limitation) any enhancement, with the exception of any future increases according to sec. 16 German Code of Occupational Pensions (“Gesetz zur Verbesserung der betrieblichen Altersversorgung”) of or in addition to the benefits or terms in respect of any person.

(2)	Except as disclosed in Annex 5.2.9 (2) the Group Companies have not paid, provided or contributed towards, and are under no obligation or commitment (whether or not legally enforceable) to pay, provide or contribute towards, any retirement/death/disability benefit for or in respect of any Employee, former employees (including managing directors/board members) or pensioners (or any spouse, child or dependent of any of them) except for ongoing social security contributions required to be paid by law.

(3)	Annex 5.2.9 (3) sets forth, as of the date of the actuarial report for the year end 2007, the numbers of deferred pensioners who are covered under the Schemes.

(4)	All entitlements of any Employee or former employee (including managing directors/board members) and pensioners under any Scheme pertaining to the period prior to Closing have been paid or have been accrued for in the Accounts in accordance with the accounting standards applicable to the respective Group Company based on the most recent version of the applicable actuarial mortality tables.

(5)	The Schemes as well as the Salary Conversion Schemes have at all times been operated in accordance with the scheme documents and all applicable laws and to Seller’s knowledge no disputes are threatening in connection with the Schemes.

5.2.10	Litigation

There are no law suits, court actions or similar proceedings before a court of justice, labour court, arbitration panel or an administrative authority involving an amount in dispute exceeding EUR 100,000.00 in each individual case pending or, to the Seller’s Knowledge, threatened in writing to be filed, against a Group Company, except those disclosed in Annex 5.2.10 (a). There are no disputes between the management of the Group Companies and their works councils pending with the board of conciliation (Einigungsstelle), except as disclosed in Annex 5.2.10 (b).

5.2.11	Agreements with Related Parties

Except as set out in Annex 5.2.11 or otherwise referred to in this Agreement, there are no agreements, which are material to the Business taken as a whole between, on the one hand, a Seller Group Company and, on the other hand, one or more Group Companies.

5.3	No other Seller’s Guarantees

5.3.1	The Purchaser explicitly acknowledges to purchase and acquire the Company Shares and, therewith, the Business in the condition it is in on the Closing Date based upon its own inspection, examination and determination with respect thereto, and to undertake the acquisition based upon its own inspection, examination and determination without reliance upon any express or implied representations, warranties or guarantees of any nature made by the Seller except for the guarantees explicitly given by the Seller under this Agreement.

5.3.2	Without limiting the generality of the foregoing, the Purchaser acknowledges that the Seller gives no representation, warranty or guaranty with respect to

(1)	any projections, estimates or budgets delivered or made available to the Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) or the future business operations of the Group Companies;

(2)	any other information or documents made available to the Purchaser or its counsel, accountants or advisors with respect to the Business of the Group Companies, except as expressly set forth in the Agreement or

(3)	any tax matter except as provided for in Section 7.

5.3.3	For the avoidance of doubt, the guarantees with regard to the Sold Building Rights as well as the remedies for the breach of such guarantees are (except for the provisions set forth in Section 7 with regard to environmental indemnities) exclusively stipulated in the Building Rights Sale and Transfer Agreement.

5.4	Seller’s Knowledge

In this Agreement, the knowledge of the Seller (heretofore and hereinafter referred to as the “Seller’s Knowledge”) shall solely encompass the actual knowledge of the individuals listed in Annex 5.4 and the knowledge that they have not obtained due to gross negligence (grob fahrlässige Unkenntnis).

5.5	No Incentives for Key Employees

The Seller has neither directly nor indirectly granted any incentives of whatever nature to Key Employees for or in relation to the sale of the Business to the Purchaser or any other potential buyer of the Business if not disclosed in Annex 5.5.

5.6	No Change of Control Clause for Key Employees

None of the Key Employees’ service/employment agreements contain a change of control clause which entitles a Key Employee to terminate his/her employment with one of the Group Companies in the occurrence of a change of ownership and retains the right to receive for an agreed period of time its remunerations, or entitles the Key Employee to receive a bonus or a salary increase or any other benefit linked to the change of control unless disclosed in Annex 5.6. In case such entitlements exist and are executed, the Seller agrees to a reduction of the Base Purchase Price in the amount of the overall payments made by the Group Companies to the Key Employees in this respect.

SECTION 6

REMEDIES FOR BREACH OF SELLER’S GUARANTEES

6.1	General/Recoverable Damages

6.1.1	In the event of any breach or non-fulfillment by the Seller of any of the guarantees pursuant to Section 5, the Seller shall put the Purchaser into the position the Purchaser would have been in had the guarantee not been breached (restitution in kind; Naturalrestitution). If the Seller is unable to achieve this position within three (3) months after having been notified by the Purchaser of the breach, the Purchaser may claim for monetary damages (Schadensersatz in Geld), provided, however, that such damages shall in particular not cover internal administration, overhead costs of the Purchaser and consequential damages (Folgeschäden). [*]

6.1.2	The Seller shall not be liable for, and the Purchaser shall not be entitled to claim for, any damages of the Purchaser or a Group Company under or in connection with this Agreement if and to the extent that

(1)	the matter to which the claim relates is provided for in the Accounts; or

(2)	any damages of the Purchaser or the Group Companies are covered by claims against third parties and finally paid by these parties, including, but not limited to, through existing insurance policies (or would have been covered under any insurance policy as existing on the Closing Date if the insurance coverage had been continued without change); or

(3)	the claim is based on (i) an amendment of a law, ordinance, statute, international treaty, administrative regulation, judgment (excluding for the purposes of Section 5.10 judgments to which the relevant Group Company is a party), resolution, decision, permit, disposition or any other (administrative) act or other legal provision, or (ii) the increase of a tax, occurring after the Closing Date; or

(4)	the Purchaser or any of its Affiliates obtains due to the breach or non-fulfillment of any guarantees under Section 5 any advantage or benefit triggered or caused by the breach or non-fulfillment by the Seller (including avoided tax or other losses, tax benefits and savings as well as the increase of the value of assets owned by the Group Companies) and; to the extent possible, instead of pursuing such advantage or benefit against a third party, Purchaser shall be entitled to pursue the claim against Seller upon assignment of the relevant claim to Seller.

6.1.3	Any payments made by the Seller pursuant to Sections 5 to 9 of this Agreement shall be treated by the Parties as adjustments of the Base Purchase Price.

6.2	Overall Scope of Seller’s Liability pursuant to this Agreement

The Seller’s aggregate liability under this Agreement including, but not limited to, any and all claims for breach of any of the guarantees and indemnities pursuant to Sections 5 to 7 and 9, shall be limited to twenty (20) % of the Base Purchase Price hereinafter referred to as the “Liability Cap”). Such Liability Cap shall not apply to the guarantees and indemnities set forth in Section 5.2.1 (1) through 5.2.1 (3) and taxes (Section 8), provided, however, that the overall liability of the Seller under these provisions, when taken together with any other liability of the Seller under this Agreement, shall in no event exceed the Base Purchase Price.

6.3	De Minimis Amount; Threshold

The Purchaser shall only be entitled to any claims under this Agreement including, but not limited to, any and all claims for breach of any of the guarantees or under indemnities pursuant to Sections 5 to 7 and 9, to the extent an individual claim exceeds an amount of EUR [*] ([*] Euros) (hereinafter referred to as the “De Minimis Amount”) and the aggregate amount of all such individual claims exceeds an amount EUR [*] ([*]) hereinafter referred to as the “Threshold. Claims based upon the same or substantially the same facts or provisions shall be considered as one individual claim for the determination of the De Minimis Amount and the Threshold. In case the De Minimis Amount and the Threshold are exceeded, the Purchaser can claim

the whole amount. This Section 6.3 shall not apply to Sections 5.2.1 (1) through 5.2.1 (3), Section 5.6, Section 8   and Section 9.3. The Parties agree that in case a claim matches or exceeds the De Minimis Amount, the damage incurred is always considered as “material” or “substantial” under the guarantees, representations, warranties, indemnities or covenants given under this Agreement.

6.4	Exclusion of Claims due to Purchaser’s Knowledge

6.4.1	The Purchaser shall not be entitled to bring any claim under this Agreement including, but not limited to, any and all claims for breach of any of the guarantees pursuant to Sections 5 and 7, if the Purchaser had knowledge (positive Kenntnis) of the facts to which the claim relates, or if the Purchaser had no knowledge of the facts to which the claim relates due to gross negligence (grob fahrlässige Unkenntnis), taking into account that the Purchaser, prior to entering into this Agreement, has been given the opportunity to a review of the status of the Group Companies and their Business from a commercial, financial and legal perspective, including inter alia, to a review of the documents identified in Annex 6.4 and disclosed in the data room and to participate in management presentations, expert meetings, site visits and a Q&A process (any information so provided hereinafter referred to as the “Disclosed Information”). The knowledge of the Purchaser’s managing directors, advisors and those of its employees who were engaged in carrying out the due diligence examination undertaken with regard to negotiating and entering into this Agreement shall be imputed to the Purchaser.

6.4.2	The aforementioned exclusion of claims shall apply in particular (without limitation) to the Disclosed Information subject to the principle of Fair Disclosure. Fair Disclosure shall mean that all information has been disclosed prior to the Signing Date (including, but not limited to) in the virtual data room provided by Merrill Corporation, Inc., by hand delivery, via e-mail to employees or advisors of the Purchaser, by way of oral or other means of communication or otherwise and it was sufficiently clear on the face of reading or hearing it such that a reasonably experienced purchaser reading or hearing such information would understand the nature and scope of it. For the avoidance of doubt, there shall be no Fair Disclosure of any document if it is simply referred to in any Disclosed Document, but not actually disclosed itself.

The Seller has disclosed to the Purchaser in the due diligence conducted by the Purchaser all information, documentation or other information in relation to the Business of the Group Companies from a commercial, legal, technical and financial point of view as would be required for such purpose based on the prudent judgment of a reasonable business man.

6.5	Notification of Seller; Opportunity to Remedy; Procedure in Case of Third Party Claims

6.5.1	In the event of an actual or potential breach of a guarantee pursuant to Section 5 above, the Purchaser shall without undue delay from becoming aware of the matter notify the Seller of such alleged breach in writing, describing the potential claim in detail and, to the extent practical, state the estimated amount of such claim and give the Seller the opportunity to remedy the breach within [*] after the date on which notice is served on the Seller.

6.5.2	Any breach of a guarantee pursuant to Section 5 above which is capable of remedy shall not entitle the Purchaser to damages and/or compensation unless the breach is not remedied within [*] after the date on which notice is served on the Seller.

6.5.3	Furthermore, in the event that in connection with a breach of a guarantee pursuant to Section 5 above or an indemnity any claim or demand of a third party is asserted against the Purchaser or a Group Company, the Purchaser shall (i) make available to the Seller a copy of the third party claim or demand and of all time-sensitive documents and (ii) give the Seller the opportunity to defend the Purchaser or a Group Company against such claim.

(i)	If the Seller chooses so, it shall have the right to defend the claim by all appropriate proceedings and shall have the sole power to direct and control such defense at its own cost and expense, if it gives written notice to the Purchaser and the Group Companies that it assumes full liability for the third party claim (in the sense that the risk of winning or losing the claim passes to the Seller and Seller will treat the Purchaser or the Group Company, within the limits set out in this Agreement, as if the claim has been successfully defended).

Having agreed to the above, the Seller may (i) participate in and direct all negotiations and correspondence with the third party, (ii) in particular, without limitation, appoint and instruct counsel acting, if necessary, in the name of the Purchaser or the Group Company, and (iii) require that the claim be litigated or settled in accordance with the Seller’s instructions. The Seller shall conduct such proceedings in good faith with due regard to the concerns of the Purchaser, compliance with the principles addressed under (i) and (ii) above and on its own expense.

(ii)	If the Seller does not choose to defend the claim, the Purchaser shall have the right and, subject to the terms of this Agreement, the obligation to defend the claim and shall direct and control such defense, provided that Purchaser shall (i) inform the Seller about any developments with regard to such claim fully and without undue delay, (ii) conduct such defense in good faith, (iii) permit Seller to participate in all negotiations and correspondence with the courts and the third party and (iv) give due consideration to the concerns and proposals of the Purchaser.

For the avoidance of doubt, Seller shall be entitled to appoint, at its own expense, a counsel who may fully assume Seller’s rights pursuant to this Section 6.5.3(ii).

[*]

6.5.4	In no event shall the Purchaser or the Group Company be entitled to acknowledge or settle a claim or permit any such acknowledgement or settlement without the Seller’s prior written consent to the extent that such claims may result in a liability of the Seller under this Agreement. The Purchaser or the Group Company shall, at its respective expense, fully cooperate with the Seller in the defence of any third party claim, provide the Seller and its representatives (including, for the avoidance of doubt, its advisors) access to all relevant business records and documents and permit the Seller and its representatives to consult with the directors, employees and representatives of the Purchaser or the Group Company. To the extent that the Seller is in breach of a guarantee provided for under Section 5 above, all costs and expenses incurred by the Seller in defending such claim shall be borne by the Seller. If it turns out that the Seller was not in breach, any costs and expenses reasonably incurred by the Seller in connection with the defense (including external advisors’ fees according to the statutory fees act and excluding all internal costs) shall be borne by the Purchaser.

6.5.5	In the event that the Purchaser or the Group Company shall become aware of circumstances or a matter which may substantiate a claim against a third party, which was previously the subject matter of a payment of the Seller to the Purchaser or the Group Company in connection with this Agreement, the Purchaser shall be obliged to within a reasonable timeframe notify the Seller in writing thereof.

6.5.6	[*]

6.5.7	The failure of the Purchaser (or the Group Company) to comply (or procure compliance) with the obligations under this Section 6.5 shall release the Seller from its obligations under Section 5 and 6, if and to the extent that such failure is the reason (causal link) that the Seller loses the possibility to effectively defending itself against any claims.

6.6	Limitation Periods

All claims for any breach of guarantees pursuant to Section 5 above shall become time-barred (meaning that the Purchaser shall be prevented from making any claim against the Seller for breach of guarantee etc.) [*] after the Closing Date, except for claims based on a breach of the guarantees given under Sections 5.2.1 (1) through 5.2.1 (3) which shall become time-barred [*] after the Closing Date. Claims with respect to taxes (Section 8) shall become time-barred in accordance with Section 8.8. Section 203 of the German Civil Code shall not apply.

6.7	Purchaser’s Duty to Mitigate

Section 254 of the German Civil Code shall remain unaffected.

6.8	No Double Recovery

The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances which gives rise to more than one claim or other remedy.

6.9	Exclusion of further Remedies

To the extent permitted by law, any further claims and remedies of the Purchaser other than explicitly provided for in this Agreement, irrespective of which nature, amount or legal basis, are hereby expressly waived and excluded, in particular, without limitation, claims under pre-contractual fault (Section 311 para. 2 and 3 of the German Civil Code), breach of contract (Pflichtverletzung aus dem Schuldverhältnis) and/or the right to reduce the Base Purchase Price (Minderung) or to rescind this Agreement (Rücktritt), and any liability in tort (Deliktshaftung).

For the avoidance of doubt, the Purchaser shall, however, not be restricted from claiming specific performance of any of the Seller’s obligations arising under this Agreement and to claim damages if such obligations are not performed, provided, however, that such damages shall not include any right to rescind this Agreement unless explicitly set forth therein. The remedies provided for in, or resulting from breaches of or non-compliance with, this Agreement shall be the exclusive remedies available to the Purchaser.

6.10	Exclusion of Liability of Individuals

The Parties mutually agree by way of an agreement in favour of third parties in the meaning of Section 328 of the German Civil Code that no director, managing director, employee, authorized signatory or advisor of the Seller or any of its Affiliates (including, for the avoidance of doubt, the Group Companies), shall be liable under this Agreement or in connection with the conclusion or performance of this Agreement to the Purchaser or any of its Affiliates or the Group Companies.

6.11	Exceptions from Exclusion of Liability

For the avoidance of doubt, the liability of the Seller for wilful acts (Vorsatz) and fraudulent misrepresentations (arglistige Täuschung) shall remain unaffected.

SECTION 7

ENVIRONMENTAL INDEMNITIES

7.1	Environmental Definitions

7.1.1	“Environmental Liabilities” means all losses incurred in connection with

(i)	the investigation (Maßnahmen der Gefahrerkundung, Untersuchungsmaßnahmen) in connection with or in anticipation of a clean-up of an Existing Environmental Condition;

(ii)	a clean-up (Sanierung) within the meaning of Section 2 (7) of the Federal Soil Protection Act (Bundesbodenschutzgesetz) or any other applicable Environmental Laws (as defined in Section 7.1.3 below) including the due disposal of contaminated soil or building materials in accordance with the Waste Management Act (Kreislaufwirtschafts- und Abfallgesetz) and pertaining ordinances relating in each case to an Existing Environmental Condition;

(iii)	securing measures (Sicherungsmaßnahmen) or protective containment measures (Schutz- und Beschränkungsmaßnahmen) pursuant to Section 4 (3) of the Federal Soil Protection Act or any equivalent measure provided for under other applicable Environmental Laws relating in each case to an Existing Environmental Condition;

(iv)	measures to eliminate, reduce or otherwise remedy an immediate danger to the well-being or health (Maßnahmen zur Abwehr von unmittelbaren Gefahren für Leib und Leben) resulting from an Existing Environmental Condition; or

(v)	decommissioning measures relating to installations containing Hazardous Materials being Existing Environmental Conditions.

7.1.2	“Existing Environmental Condition” means (i) the pollution or contamination of the soil or the real estate within the meaning of Section 2 (3) of the Federal Soil Protection Act (schädliche Bodenveränderungen) or any other applicable Environmental Laws, “real estate” meaning sites in the Federal Republic of Germany currently owned, leased, occupied or used by any of the Group Companies (“Real Estate”), or of neighboring sites originating from the Real Estate, (ii) the presence of Hazardous Materials in the ground or surface water beneath the Real Estate or in neighboring sites originating from the Real Estate or (iii) contamination of the buildings including the ambient air with Hazardous Materials on the Real Estate; provided, however, in each case such Existing Environmental Condition existed on or prior to the Closing Date.

7.1.3	“Environmental Laws” means any law, ordinance or other legally binding regulation, or administrative provision, relating directly to Environmental Matters, in each case as in effect on the Closing Date and as enforced by the competent authorities, to the extent applicable to the Business.

7.1.4	“Hazardous Materials” means any pollutants, contaminants or toxic substances that are defined as hazardous substances or hazardous waste in the Environmental Laws such as the Chemicals Act (Chemikaliengesetz) and pertaining ordinances, the Ordinance on a Waste Register (Abfallverzeichnisverordnung) or the Administrative Regulation on Substances Hazardous to the Water (VAwS). The refrigerant R 22 shall not be considered to be a “Hazardous Material” since it will be replaced by 1 January 2010.

7.1.5	“Environmental Matters” means any matters relating to air or building pollution, noise, odours or contamination or protection of the soil, ground water, surface water or land surface.

7.2	Indemnification regarding an Environmental Liabilities

The Seller shall indemnify and hold harmless the Purchaser and the respective Group Company from and against all Environmental Liabilities resulting from

(i)	a final (bestandskräftig) or enforceable (vollziehbar) order, decree or demand issued by any authority;

(ii)	an immediate danger to the well-being or life (unmittelbare Gefahr für Leib oder Leben);

(iii)	a final (rechtskräftig) or enforceable (vollstreckbar) court judgment rendered in connection with a third party claim; or

(iv)	the relevant lease contracts of the Group Companies or other contractual obligations or the law existing at the Closing Date whereas the Purchaser is obliged to comply with its duty to mitigate damages;

if and to the extent such Environmental Liabilities have not been fully reflected in the Accounts as liability (Verbindlichkeit) or provision (Rückstellung) (meaning that the actual accrual or provision reflects the amounts of the Environmental Liability) and the respective Environmental Liabilities have not been discharged by the Company or the Seller on or before the Closing Date. For the avoidance of doubt, any Environmental Liabilities will be reflected in the Accounts in accordance with the applicable law.

7.3	Indemnification Scale for Present Properties

7.3.1	Any Environmental Liability for which the Purchaser may claim indemnification shall become time-barred [*] after the Closing and [*] for Environmental Liability assumed by the Group Companies in relation to any clean-up of owned or leased railway track plots used at or before the Closing by any of the Group Companies.

7.3.2	The relevant time for determining the Environmental Liability of the Seller shall be the time when the Environmental Liability is first asserted by the Purchaser and notified to the Seller, provided, however, that the losses in relation to the Environmental Liability must actually be incurred by the Purchaser within the subsequent [*] after the notification of the Seller of the respective Environmental Liability. To the extent such losses are not incurred within the said [*] period, the [*] in which the losses in relation to the Environmental Liability have actually been incurred by the Purchaser shall be decisive for the Environmental Liability of the Seller.

7.4	Exclusion of Environmental Liability

The Seller’s obligation to indemnify and hold harmless the Purchaser or the respective Group Company pursuant to Section 7.2 above shall be excluded if and to the extent the respective Environmental Liability

(i)	is compensated for or made good by any third party, in particular, but without limitation, by insurance companies under applicable insurance policies or could have been reasonably recovered from a third party or under applicable insurance policies;

(ii)	is incurred as a result of investigations, preparatory or exploratory measures or notifications after the Closing Date which the Purchaser was not obliged to carry out under applicable laws, ordinances, rules, contractual obligations or regulations of the respective jurisdiction which (i) relate directly to Environmental Matters and (ii) are applicable at the time when the respective Environmental Liability was incurred;

(iii)	is incurred as a consequence of (i) grossly negligent omissions after the Closing Date to take actions required to be taken by Purchaser or any of its Affiliates (hereinafter collectively referred to as “Purchaser’s Group”) under applicable laws, ordinances, rules, or regulations of the respective jurisdiction relating directly to Environmental Matters and being applicable at the time when the respective Environmental Liability was incurred, or (ii) activities outside the ordinary course of business of the Business after the Closing Date, in particular any material change of use, cessation of business activities on, or the abandonment of, the Real Estate or any buildings or constructions on the Real Estate, unless required under a lease contract or any other contractual obligation of the Group Companies or by law at the Closing Date whereas the Purchaser is obliged to comply with its duty to mitigate damages, or a final or enforceable order, decree or demand issued by any authority, or (iii) expansion activities or construction activities carried out by or on behalf of Purchaser or any of its Affiliates after the Closing Date, or (iv) any grossly negligent act or omission of an employee or other representative of, or service provider to, Purchaser or any of its Affiliates after the Closing Date; this clause 7.4 (iii) (ii) and (iii) shall, however, not apply if a material change of use, cessation of business activities, abandonment of the Real Estate or any buildings or constructions on the Real Estate is a Planned Change;

“Planned Change” is [*];

(iv)	results from any material failure to take state-of-the-art measures to minimize risks (dem jeweiligen Stand der Technik entsprechende Maßnahmen der Gefahrenabwehr) or to apply state-of-the-art environmental and safety standards (dem jeweiligen Stand der Technik entsprechende Umwelt- und Sicherheitsstandards) which, in each case, should reasonably have been taken by a prudent businessman after the Closing Date;

(v)	results from the coming into force of, or the change in, any Environmental Laws after the Closing Date (including any changes in interpretation by regulatory authorities or courts);

(vi)	is an Environmental Liability with respect to which the procedures set forth in Section 7.5 and Section 7.6 have not in a material sense been complied with, unless the Seller was not prejudiced by the non-compliance with such procedures;

(vii)	results from a material failure of Purchaser or any of its Affiliates to mitigate damages pursuant to Section 254 of the German Civil Code.

7.5	Notification Requirement

7.5.1	If the Purchaser becomes aware of any circumstances, which might give rise to an indemnification obligation of the Seller under Section 7.2 above, the Purchaser shall inform the Seller in writing thereof without undue delay. Any investigation and/or clean-up measures shall be conducted solely after information of the Seller which may object to such measure only in the event that such measure is not required by the law or an order of the authorities. The Seller shall raise such objection within [*] upon receipt of the information.

7.5.2	The Seller shall be given access at his own expense to the Real Estate and the books and records of the Purchaser and the Company (or their successors, as the case may be) to the extent that such access is reasonably necessary to assess any Environmental Liability being incurred. The Purchaser shall ensure that for as long as the Seller may be held liable under Section 7.2, copies of all documents relating to (i) the Real Estate which are transferred to the Purchaser or (ii) are in possession of the Company as of the Closing Date will be kept available for inspection by the Seller upon the Seller’s reasonable request.

7.6	Defence of Claims

The Purchaser shall ensure that the Seller is given all opportunities to defend or avoid at his sole expense any claims which might give rise to any indemnification claims under Section 7.2 and to conduct any measure defined in Section 7.1.1 (i) through (iv) above required in connection with any Environmental Liability. In particular, the Seller shall be given an opportunity to comment on, participate in and review any reports on relevant investigations, reports, correspondence, orders or other measures which may with reasonable likelihood give rise to an Environmental Liability and the Purchaser shall ensure that the Seller receives without undue delay copies of all such documents. The Purchaser shall ensure that, upon the request of the Seller, objections are filed and legal proceedings instituted and conducted against any orders and judgments in accordance with the Seller’s direction and at the Seller’s expense. The [*] period pursuant to Section 7.3.2 shall be suspended (gehemmt) as long as objections or legal proceedings are pending.

7.7	No Liability under Federal Soil Protection Act

7.7.1	Any claims of the Purchaser against the Seller or any member of the Seller’s Group pursuant to Section 24 (2) of the Federal Soil Protection Act (Bundesbodenschutzgesetz) and any similar statutory or other claims under German laws or the laws of any other jurisdictions shall be excluded.

7.7.2	The Purchaser shall pass the exclusion of such claims against the Seller and any member of the Seller’s Group and their legal predecessors on to (i) any onward buyer of the Business or the Sold Building Rights or (ii) any subsequent user of the Real Estate and shall ensure that any such onward buyer or subsequent user waives any claims it may have against the Seller and any member of the Seller’s Group and their legal predecessors and undertakes to pass such exclusion on to its onward buyers and subsequent users.

7.7.3	Upon the Seller’s request, the Purchaser will indemnify and hold the Seller and any relevant member of the Seller’s Group harmless from any claims any future buyer or user of the Business or Real Estate may bring against the Seller or any member of the Seller’s Group. The Purchaser shall indemnify and hold the Seller harmless form any claims relating to Environmental Matters that are not for the account of the Seller relating to Sec. 7.2 above.

SECTION 8

TAXES

8.1	Definition of Tax

“Tax” means any federal, state or local tax, including income, value-added, sales, property or transfer tax, salary withholding tax/wage tax, subsidies, customs, dues or public social security payments under mandatory law together with any interest, penalty or addition to tax imposed by any governmental authority responsible for the imposition of such tax (hereinafter referred to as a “Taxing Authority”).

8.2	Tax Warranties

Within the scope and subject to the limitations set forth in this Section 8 and Section 6 above, the Seller hereby warrants to the Purchaser in relation to the Group Companies that the Group Companies

(i)	have duly and timely made, and will duly and timely (taking into consideration extensions of time allowed by the competent Taxing Authorities) make until the Closing Date, all Tax filings due;

(ii)	have paid, and will pay until the Closing Date, all Taxes when due and payable;

(iii)	have made for Taxes or will make all appropriate accruals not fallen due until the Closing Date (Rückstellungen);

(iv)	have obtained all Tax exemption and/or reduction certificates required for the course of Business (i.e. pursuant to double taxation treaties);

(v)	have kept all records it is required to keep for Tax purposes and these records are available for inspection by the Purchaser;

(vi)	are not subject to any pending appeals (Einsprüche) to the Tax Authorities or any proceedings in the Tax courts;

(vii)	are not involved in any extraordinary Tax audits or investigations relating to periods prior to the Closing Date and

(viii)	have not paid any constructive dividends (verdeckte Gewinnausschüttungen).

8.3	Tax Indemnification

8.3.1	The Seller hereby agrees in relation to the Group Companies to indemnify the Purchaser from and against all Taxes due and payable by the Group Companies for Tax assessment periods ending on or before the Closing Date (including the period between the end of the 2007 fiscal year and the Closing), unless, and except to the extent, that such Tax liabilities

(1)	are shown or provided for in the Accounts; or

(2)	are the subject of a valid and enforceable claim for repayment or indemnification against a third party; or

(3)	are the result of a reorganization or other measures initiated by the Purchaser; or

(4)	can be offset against Tax loss carry backs or loss carry forwards that are or were available (including as a result of subsequent tax audits) in the period to which such taxes are allocable, whereby any use or reduction caused directly or indirectly by the Purchaser of such Tax loss carry back or loss carry forward shall be disregarded; or

(5)	can be offset against future Tax reductions arising after the Closing Date out of the circumstance triggering the Tax indemnification claim, e.g. resulting from the lengthening of depreciation periods or higher depreciation allowances; or

(6)	correspond (by nature, but independent of actual amounts) to Tax advantages of any of the Group Companies, the Purchaser or any of its Affiliates; or

(7)	result from the Building Rights Sale and Transfer Agreement, provided that such exception shall only cover real transfer taxes.

8.3.2	Indemnification payments due by the Seller under this Section 8 shall be made within twenty (20) business days following notice by the Purchaser, provided that the payment of such amounts to the Taxing Authority is due and that the Seller shall not be required to make any payment earlier than two (2) business days before such Taxes are due to the Taxing Authority. In case of any Tax being contested in accordance with Section 8.6.2, payment of such Tax to the Taxing Authority will be considered due no earlier than on the date a final (unappealable) determination to such effect is made by either the Taxing Authority or a court of proper jurisdiction, provided that the Taxing Authority has granted relief from paying the assessed Tax until such Tax becomes final and binding. If this is not the case, the Seller shall make a respective advance indemnification payment to the Purchaser provided that the Purchaser provides a guarantee by a reputable bank as security for any reimbursement claims of the Seller which might arise pursuant to the subsequent sentence. If the final amount to be indemnified for Taxes and to be paid is lower than the advance indemnification payment by the Seller, then the difference shall be reimbursed by the Purchaser, including all interest earned thereon, if any. If the final amount to be indemnified for Taxes and to be paid is higher than the advance indemnification payment by the Seller, then the difference shall be reimbursed by the Seller, including all interest earned thereon, if any.

8.4	Tax Filings

The Seller shall prepare and make all Tax filings for the Group Companies (including Tax filings for Tax groups) required to be filed by or on behalf of any of the Group Companies after the Closing Date for periods including the period ending on 31 December 2007. Tax filings for periods including the period ending on the Closing Date shall be prepared on a basis consistent with those prepared for prior tax assessment periods. For the avoidance of doubt, all costs and expenses in respect of such Tax filings shall be for the account of the Seller. The Purchaser shall cause the Group Companies to provide, at its own expense, reasonable assistance at the Seller’s request. The Purchaser shall cause the respective Company to submit the Tax return prepared by the Seller accordingly.

8.5	Tax Covenants

The Purchaser covenants to the Seller that except as legally required by any Taxing Authority or otherwise compelled by mandatory law and after having given the Seller the opportunity to intervene, the Purchaser will not cause or permit the Group Companies

(1)	to take any action on or after the Closing Date that could give rise to any Tax liability of the Seller or its Affiliates or reduce any of their Tax assets;

(2)	to make or change any Tax election, amend any Tax return or take any Tax position on any Tax return, take any action, omit to take any action or enter into any transaction, merger or restructuring that results in any increased Tax liability (including a Tax indemnification liability) of the Seller or any of its Affiliates or reduction of any of their Tax assets.

8.6	Indemnification Procedures

8.6.1	Following the Closing Date, the Purchaser shall without undue delay notify the Seller of any Tax audit or administrative or judicial proceeding that is announced or commenced and that might constitute a basis for indemnification by the Seller pursuant to this Section 8. Such notice shall be in writing and shall contain full factual information to the extent reasonably describing the object of the Tax audit or the asserted Tax liability in reasonable detail and shall include copies of any relevant notice or other document received from any Taxing Authority in respect of any such Tax audit or asserted Tax liability. The Purchaser shall further procure that the Group Companies allow the Seller to fully participate in such Tax audit. If the Seller is not given prompt notice as required before, the Seller shall not have any obligation to indemnify the Purchaser for any damages arising out of such asserted Tax liability if and to the extent that the indemnification have been directly or indirectly caused by the non-compliance of the Purchaser.

8.6.2

The Seller may elect to direct on its own or through counsel of its choice and at its expense, any audit, claim for refund and administrative or judicial proceeding involving any asserted Tax liability with respect to which indemnity may be sought under this Section 8 (any such audit, claim for refund or proceeding relating to an asserted Tax liability is hereinafter referred to as a “Tax Contest”). If the Seller elects to direct a Tax Contest, then the Seller shall within thirty (30) business days of receipt of the Purchaser’s notice pursuant to Section8.6.1 above, notify the Purchaser of the intent to do so, and the Purchaser shall cooperate and cause the Group Companies or their respective successors to cooperate, at the Seller’s expense in each phase of such Tax Contest. In any event, the Seller may participate, at its own expense, in any Tax Contest. If the Seller chooses to direct the Tax Contest, the Purchaser shall promptly authorize, and shall cause the Group Companies to authorize, (by power-of-attorney and such other documentation as may be necessary and appropriate) the designated representative of the Seller to represent the Purchaser and/or the Group Companies or their successors in the Tax Contest insofar as the Tax Contest involves an asserted Tax liability for which the Seller would be liable under this Section 8. The Purchaser retains the right to appoint on its own cost a counsel which participates in any Tax Contest and retains full and unlimited access to all documents and information relevant for the Tax Contest. The Purchaser will not unreasonably withhold its consent in case the Seller plans to settle or compromise a Tax claim. The Seller will not unreasonably withhold its consent in case the Seller has not initiated a Tax Contest and the Purchaser or a Group Company plans to settle or compromises a Tax claim.

8.7	Tax Refunds

If a Group Company receives a Tax refund relating to any period ending on or before the Closing Date (to the extent not reflected as an asset in the Accounts), the amount of the Tax refund shall be paid by the Purchaser to the Seller. The Purchaser shall duly notify the Seller of any Tax refund relating to any period ending on or before the Closing Date.

8.8	Limitation

Claims of the Purchaser under this Section 8 shall be time-barred [*] after the final and binding assessment of the relevant Taxes.

SECTION 9

EMPLOYMENT INDEMNITIES

9.1	Neither the Purchaser nor the Group Companies will become liable for any obligations arising from the Chiquita Stock Option Scheme or any other share plans, share based plans, stock option plans, whether payable in shares or in cash (the Share Awards). The Seller shall indemnify the Purchaser or the respective Group Company from and against all liabilities, actions, proceedings, costs (including reasonable legal and professional fees and costs), expenses, damages, claims, fines, compensation, settlement arrangements and demands arising from or in relation to the Share Awards, including but without limitation social security contributions attributable to the employer (Arbeitgeberanteil an der Sozialversicherung), if any, to be paid on the Share Awards.

9.2	[*]

9.3	[*]

SECTION 10

PURCHASER’S GUARANTEES

Guarantees

The Purchaser hereby guarantees by way of an independent promise of guarantee pursuant to Section 311 para. 1 of the German Civil Code (selbständiges Garantieversprechen im Sinne des § 311 Abs. 1 BGB):

10.1	The Purchaser is duly incorporated, validly existing and in good standing under the laws of the Netherlands and has all requisite corporate power and authority to own its assets and to carry out its business.

10.2	The execution and performance by the Purchaser of this Agreement and the consummation of the transaction contemplated hereby are within the corporate powers of the Purchaser and have been duly authorized by all necessary corporate action on part of the Purchaser.

10.3	The execution and performance by the Purchaser of this Agreement and the consummation of the transaction contemplated herein do not (i) violate the articles of association or by-laws of the Purchaser or (ii) violate any applicable law, regulation, judgment, injunction or order binding on the Purchaser, (iii) violate any contractual obligation of the Purchaser and (iv) there is no action, law suit, investigation or proceeding pending against, or to the knowledge of the Purchaser threatened against, the Purchaser before any court, arbitration panel or governmental authority which in any manner challenges or seeks to prevent, alter or delay the transaction contemplated herein or would otherwise materially and adversely affect the Purchaser’s ability to perform its obligations hereunder.

10.4	At the date of Signing, the Purchaser has no positive knowledge of any facts which would give rise to a claim against the Seller pursuant to Sections 5 to 7.

10.5	The Purchaser has sufficient immediately available funds or binding financing commitments to pay the Base Purchase Price and to make all other payments to be made under or in connection with this Agreement.

SECTION 11

FURTHER ACTS AND OBLIGATIONS OF THE SELLER

11.1	Pre-Closing Covenants of the Seller

Between the Signing Date and the Closing Date, the Seller shall procure, to the extent permissible under applicable law and unless otherwise set out or indicated in this Agreement, that the Group Companies shall conduct their business operations in the ordinary course of business and substantially in the same manner and in accordance with previous practices. In particular, subject to the above and unless otherwise set out in Annex 11.1, no Group Company shall

(1)	declare any dividend or make any other distribution to an entity that is not a Group Company or make any hidden distributions of profits to the Seller or any company related to the Seller´s group.

(2)	issue any share capital or similar interest;

(3)	adopt shareholder’s resolution to change the articles of association of any Group Company or registered such changes to commercial registers;

(4)	acquire or dispose of any fixed assets relating to the Business and with a value exceeding EUR 100,000.00;

(5)	incur any indebtedness vis-à-vis third parties, which has not been in connection with the operation of the Business;

(6)	make any advance or extend any loan to any third party outside the ordinary course of business, exceeding EUR 100,000.00;

(7)	enter into any loan or leasing agreements of whatever nature (including with shareholders) in an amount exceeding EUR 100,000.00;

(8)	make any change in the terms of employment (including compensation) of any Key Employees;

(9)	enter into any employment agreement with any new Employees of the Group Companies with an annual remuneration of more than EUR 100,000.00;

(10)	give Key Employees ordinary notice of termination;

(11)	appoint any new members of the executive or supervisory board; or

(12)	terminate any customer contract, supply or lease agreement relevant for the continued operation of the Business

(13)	enter into any sale and lease back, factoring or any other transaction which increases the cash of the Company

(14)	delay or postpone maintenance and repair work in deviation of past practice

(15)	does not enter into any pre-payment agreement

and except as (i) otherwise approved by the Purchaser or (ii) as necessary to consummate the transactions contemplated by this Agreement in accordance with the terms thereof, the Seller shall procure, to the extent permissible under applicable law, that the Group Companies

(16)	continue to operate, in particular effect payments to creditors and make capital expenditures (including capex for maintenance purposes) in the ordinary course of business consistent with past practices and so to maintain the Business of the Group Companies as a going concern,

(17)	keep the existing insurances of the Group Companies in place and

(18)	use commercially reasonable efforts that the Group Companies shall preserve the material assets in good working condition during the period between the Signing Date and the Closing Date.

In the event of any breach of the obligations pursuant to this Section 11.1 on the part of the Seller, the Purchaser’s claim shall be treated as a reduction of the Base Purchase Price.

11.2	Duties between Signing and Closing

For the period between the Signing Date and the Closing Date, the Seller shall procure that the Group Companies:

(1)	give to representatives of the Purchaser reasonable access (during normal business hours and upon two 2 Business Days prior notice) to each of the facilities in which the Business is conducted and use commercially reasonable efforts to cause its independent auditors to make available copies of all such documents and information with respect to the Business as representatives of the Purchaser may from time to time reasonable request, all in such manner as not unduly disrupt the Group Companies normal business activities and not in violation of any applicable laws, in particular (but not limited to) antitrust law and data protection law, whereas it is understood that the right to access information set out above shall in no event comprise any especially protected data in the meaning of sec. 3 para 9 German data protection act (BDSG); and

(2)	confer on a regular basis with one or more representatives of the Purchaser to report material operational matters and to report the general status of ongoing operations.

11.3	Insurance Coverage

The Seller shall procure that the Group Companies remain insured until the Closing Date in substantially the same way as they are on the Signing Date and that all premiums due for such insurances are duly and timely paid.

11.4	Access to Documents

The Seller shall procure that after the Closing Date, the Purchaser and its representatives have the rights to access documents according and limited to Section 11.2 vis-à-vis those companies of Seller’s Group which keep information relevant to the Purchaser. The Seller shall keep, and procure that the Group Companies of the Seller will keep, all books and records relating to any period prior to the Closing Date in accordance with and during the periods required under applicable law.

SECTION 12

FURTHER ACTS AND OBLIGATIONS OF THE PURCHASER

12.1	Access to Financial Information

The Purchaser shall procure that after the Closing Date the Seller and its representatives are given access within a reasonable timeframe to, and are allowed to make copies of, accounting, financial and other records as well as to other information, management, employees and auditors of the Group Companies and others to the extent necessary to the Seller and its Affiliates in connection with any audit, investigation, Tax filing, dispute or litigation or any other reasonable business purpose, including in order to achieve the deconsolidation of the Group Companies. The Purchaser shall keep, and procure that the Group Companies will keep, all books and records relating to any period prior to the Closing Date in accordance with and during the periods required under applicable law.

12.2	Use of Certain Names

12.2.1	Unless permitted under the Banana Ripening and Distribution Agreement attached hereto as Annex 4.2.5 or expressly provided otherwise, the Purchaser shall ensure within three (3) months after the Closing Date, the Group Companies cease to use (as part of their corporate or trade name, internet domains or email addresses, in their brochures or sales literature, on their documents and work material or otherwise) the “Chiquita”, “Consul”, and “Fresh Express” names or any logo, trademark, trade name or other derivation there from. The Purchaser shall cause the Group Companies to remove or obliterate without undue delay after the Closing Date the “Chiquita”, “Consul”, and “Fresh Express” names and marks from their signs, purchase orders, invoices, sales orders, labels, letterheads, shipping documents and other items and materials of the Business and otherwise, and shall procure that after the Closing Date no such items and materials are put into use which bear similarity to the “Chiquita”, “Consul”, and “Fresh Express” names, marks or logo.

12.2.2	The Purchaser agrees that the Seller shall have no responsibility for claims by a third party arising out of, or relating to, the use of the “Chiquita”, “Consul”, and “Fresh Express” names or marks by the Purchaser and/or the Group Companies after the Closing Date within the scope provided for under Section 10.2.1 above, and the Purchaser undertakes to indemnify and hold harmless the Seller from and against any such third party claims.

12.3	Indemnifications

Unless the Seller is liable for such costs, expenses and damages under this Agreement, to the extent that after the Closing Date a third party raises a claim against the Seller which is due to a legal relationship between such third party and one or more of the Group Companies or which arises from the direct or indirect participation in any Group Companies, the Purchaser shall hold harmless and fully indemnify the Seller from any such claim. The Parties agree by way of agreement in favour of third parties in the meaning of Section 328 German Civil Code (Vertrag zugunsten Dritter) that the above shall apply accordingly to a claim against another Seller Group Company or any director, board member or employee of a Seller Group Company. However, no indemnification shall apply in cases the Seller or its legal representatives have acted intentionally or with gross negligence or in cases of Sec. 826 of the German Civil Code (Bürgerliches Gesetzbuch).

12.4	Exoneration and Waiver of Claims

12.4.1	The Purchaser shall hold a shareholder’s meeting of the Company (or of any relevant successor) as soon as appropriate and vote therein so that a shareholder’s resolution is adopted granting exoneration (Entlastung) to each of the members of the (i) managing board and the (ii) supervisory board listed in Annex 4.5.1 for all periods up to (and including) the date when their resignations become effective, for which exoneration has not been granted.

12.4.2	The Seller waives any rights or claims (i) against the Group Companies and (ii), except for cases of grossly negligent or intentional behavior, against their directors or Key Employees, in each case which it may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by them in connection with the giving of the guarantees, representations, warranties or covenants and the preparation of any disclosure letters and the like under or in connection with this Agreement.

12.5	Future Business relation between the Group Companies and the Seller Group Companies

The Parties agree that the Group Companies shall continue to have strong business relations with Seller Group Companies after the Closing Date and that the Seller supports Group Companies in the continuance of its key customer relationships with a strong focus to [*].

12.6	Non Compete and Non Solicitation Obligation

Neither the Seller nor any of its affiliated group companies shall engage, directly or indirectly, as a proprietor, shareholder, partner or otherwise in competition with the Business sold under this Agreement for three (3) years from the Closing Date and limited to Germany and Austria, provided that Seller (and Seller’s Group) shall not be prevented from (i) taking any measures to ripen and distribute bananas in the event that the Company does not provide such services under the Banana Ripening and Distribution Agreement, (ii) continuing and expanding its businesses of directly selling fruits and vegetables under the Chiquita brand or other brands owned or controlled by the Seller Group and (iii) testing new products or other innovations, including any proprietary technology, at or from a facility of the Seller’s Group before such new product or innovation is fully introduced into the German market (including for the avoidance of doubt during an introduction period when the Group Companies’ facilities are not yet prepared to fully assume the performance of any relevant services). The Seller further agrees not to directly or indirectly solicit, interfere with or endeavour any Key Employees of the Group Companies unless such employees respond to a bona fide recruitment campaign. In the event of a breach of this Section 12.6 by the Seller or any of its affiliates, the Seller shall pay to the Purchaser or the Company a lump sum amount of EUR [*] (Euro [*]) for each and every week the Seller continues to be in breach after the expiry of an initial cure period of 10 Business Days triggered by Purchaser giving Seller Notice of such breach (without the need of any court order); for the avoidance of doubt, such Purchaser shall not be entitled to such amount with regard to any breaches that occurred prior to the aforementioned notice and the expiry of the initial cure period. The aforementioned amount will be without prejudice to (but will be taken into account with regard to) any right of the Purchaser to recover actual damages in excess of the aforementioned lump sum amount. Section 341 of the German Civil Code (Bürgerliches Gesetzbuch) remains applicable.

12.7	Service Agreements

To the extent the Company or any of its affiliates is dependant after Closing upon certain services provided by the Seller or by Seller´s Group Companies to the Purchaser or any of its affiliates, the Seller and /or the Seller´s Group Companies will continue to provide such services for a period of up to six (6) months after Closing at the costs to which the respective service has been provided prior to Closing and in case no such costs have been allocated prior to Closing, at Seller´s or Sellers Group Company’s internal cost. To the extent an exact allocation of costs to individual services has not yet been executed, the Parties will conduct this allocation without undue delay after Closing. The Purchaser is obliged to request for the provision of such services without undue delay after Closing and the Purchaser is entitled to terminate such services – if requested – only with one (1) month prior written notice to the Seller or Seller´s Group Company.

SECTION 13

CONFIDENTIALITY / PRESS RELEASES

13.1	Confidentiality; Press Releases; Public Disclosure

The Parties mutually undertake to keep the contents of this Agreement secret and confidential vis-à-vis any third party except to the extent that the relevant facts are publicly known or disclosure is required by law or rules of a stock exchange or other similar regulatory authority. In such case, the Parties shall, however, inform each other prior to such disclosure and shall limit any disclosure to the minimum required by statute or the authorities. No press releases or other public announcement concerning the transactions contemplated by this Agreement shall be made by either Party unless the form and text of such announcement shall first have been approved by the other Parties except that - if the other Party is required by law or by applicable stock exchange regulations to make an announcement - it may do so after first consulting with the other Parties.

13.2	Seller’s Confidentiality

Without prior consent of the Purchaser or the relevant Group Companies for a period of three years after the Closing Date, the Seller shall keep confidential and not disclose to any third party, any business or trade secrets of the Group Companies, other than those which have become publicly known through no fault of the Seller or which the Seller is required to disclose as necessary to comply with any legal requirements. Such confidentiality obligation shall be satisfied if the Seller exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information.

13.3	Purchaser’s Confidentiality; Return of Documents

In the unlikely event that this Agreement is terminated without the Closing having been consummated, the Purchaser undertakes to keep confidential all information received from the Seller in connection with the transactions contemplated by this Agreement in accordance with the provisions of the Confidentiality Agreement of 30 October 2007 between the Seller and the Purchaser, which shall in such event continue to apply as set out therein.

SECTION 14

ASSIGNMENT OF RIGHTS AND UNDERTAKINGS

This Agreement and any rights and obligations hereunder may not be assigned and transferred, in whole or in part, without the prior written consent of the other Parties hereto. The Purchaser is entitled with the consent of the Seller to assign this Agreement to any Group Company within the meaning of Section 15 German Stock Corporation Act. The Seller shall not unreasonably withhold such consent.

SECTION 15

TAXES AND COSTS

15.1	Taxes

All transfer taxes (including real estate transfer taxes), stamp duties, costs for the notarization of this Agreement and any other charges and costs which result from this Agreement and the Closing of the transaction considered hereby shall be borne by the Purchaser. The aforementioned shall not apply for real estate transfer taxes (if any) which result from this Agreement and are allocated to the Sold Building Rights; those real estate transfer taxes shall be equally shared between the Seller and the Purchaser. All charges, costs and fees (except for the fees of the Seller’s advisers) which result from the filings under the merger control laws and in compliance with other regulatory requirements, including, but not limited to, the charges, costs and fees of the competent merger control authorities, shall be borne by the Purchaser.

15.2	Costs of Advisors

Unless otherwise agreed, each Party shall bear its own costs and expenses in connection with the preparation, execution and implementation of this Agreement, including, without limitation, any and all fees, charges and expenses of its advisors.

SECTION 16

NOTICES

16.1	Form of Notice and Delivery

Any declaration, notice or other communication in connection with this Agreement (hereinafter referred to as a “Notice”) shall be in writing in English and delivered by hand, registered post or courier using an internationally recognized courier company. A Notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, provided that where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day. For these purposes, “Working Hours” shall be between 9:00 a.m. hours and 7:00 p.m. hours local time on a Business Day.

16.2	Notices to the Seller

Any Notice to be given to the Seller hereunder shall be addressed as follows:

Hameico Fruit Trade GbmH, C/o Chiquita Brands International, Inc., 250 East Fifth Street, Cincinnati, OH 45202, United States of America, Attn: Chief Financial Officer;

with a copy to Chiquita Brands International, Inc., 250 East Fifth Street, Cincinnati, OH 45202, United States of America, Attn: General Counsel;

and with a further copy to: Freshfields Bruckhaus Deringer, Attn.:[in original filed with the Commission], Heumarkt 14, 50667 Köln, Germany

16.3	Notices to the Purchaser

Any Notice to be given to the Purchaser hereunder shall be addressed as follows:

UNIVEG, Attn.: .:[in original filed with the Commission], Strijbroek 10, 2860 Sint-Katelijne-Waver, Belgium;

with a copy to: UNIVEG, Attn.: .:[in original filed with the Commission], Strijbroek 10, 2860 Sint-Katelijne-Waver, Belgium

16.4	Change of Address

The Parties are to, without being legally obliged to, communicate any change of their respective addresses set forth in Sections 15.2 through 15.3 as soon as possible in writing to the respective other Parties. Until such communication, the address as hitherto shall be relevant.

16.5	Copies to Advisors

16.5.1	The receipt of copies of Notices by the Parties’ advisors shall not constitute or substitute the receipt of such Notices by the Parties themselves.

16.5.2	Any Notice shall be deemed received by a Party regardless of whether any copy of such Notice has been sent to or received by an advisor of such Party, irrespective of whether the delivery of such copy was mandated by this Agreement.

SECTION 17

MISCELLANEOUS

17.1	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of Germany, excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG).

17.2	Jurisdiction

The courts in Bremen, Germany, shall have exclusive jurisdiction in relation to all disputes arising under or in connection with this Agreement.

17.3	Definitions

17.3.1.	In this Agreement, “Business Day” means a day on which banks are open for business in Bremen, Germany and New York, USA.

17.3.2	In this Agreement, “Affiliate” means an entity that is affiliated to a natural or legal person within the meaning of Section 15 of the German Stock Corporation Act.

17.4	Amendments, Supplementations

Any amendment or supplementation of this Agreement, including of this provision, shall be valid only if made in writing, except where a stricter form (e.g. notarization) is required under applicable law.

17.5	Headings

The headings and sub-headings of the Sections contained herein are for convenience and reference purposes only and shall not affect the meaning or construction of any of the provisions hereof.

17.6	Annexes

All Annexes attached hereto form an integral part of this Agreement.

17.7	Language

17.7.1	This Agreement is written in the English language. Terms to which a foreign language translation has been added shall be interpreted in the meaning assigned to them by the foreign language translation.

17.7.2	Any reference made in this Agreement to any types of companies or participations, proceedings, authorities or other bodies, rights, institutions, regulations or legal relationships (hereinafter collectively referred to as the “Legal Terms”) under any relevant law shall extend to any corresponding or identical Legal Terms under foreign law to the extent that relevant facts and circumstances must be assessed under such foreign law. Where no corresponding or identical Legal Terms under foreign law exist, such Legal Terms shall be introduced as - functionally - come closest to the Legal Terms under the relevant law.

17.8	Disclosure

The disclosure of any matter in this Agreement (including any Annex thereto) shall be deemed to be a disclosure for all purposes of this Agreement. For the purpose of this Agreement, any disclosure made to any of the Purchaser’s representatives or advisors shall be deemed to have been made to the Purchaser. The fact that a matter has been disclosed in any Annex hereto shall not be used to construe the extent of the required disclosure (including any standard of materiality) pursuant to the relevant guarantee or other provision of this Agreement.

17.9	Entire Agreement

This Agreement constitutes the full understanding of the Parties and the complete and exclusive statements of the terms and conditions of the Parties’ agreements relating to the subject matter hereof and supersedes any and all prior agreements and understandings, whether written or oral, that may exist between the Parties with respect to the subject matter of this Agreement or parts thereof. Side agreements to this Agreement do not exist.

17.10	Waivers, Rights and Remedies

Except as expressly provided in this Agreement, no failure or delay by any Party in exercising any right or remedy relating to this Agreement shall effect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

17.11	Severability

Each of the provisions of this Agreement is severable. Should any provision of this Agreement be or become invalid, ineffective or unenforceable as a whole or in part, the validity, effectiveness and enforceability of the remaining provisions shall not be affected thereby. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and the purpose of such invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place and extent.

Hameico Fruit Trade GmbH

/s/ James E. Thompson
James E. Thompson, Managing Director

with the acknowledgement of Chiquita Brands International, Inc.

/s/ Jeffrey M. Zalla
Jeffrey M. Zalla, Senior Vice President and Chief Financial Officer

Univeg Fruit & Vegetables B.V.

[Name, Function]	[Name, Function]

with the acknowledgement of De Weide Blik N.V.

[Name, Function]	[Name, Function]